Exhibit 99.1

VCI Global Announces $5 Million Registered Direct Offering Priced At-the-Market Under Nasdaq Rules

KUALA LUMPUR, Malaysia, October 31, 2025 (GLOBE NEWSWIRE) – VCI Global Limited (Nasdaq: VCIG) (Frankfurt: HOT) (“VCI Global”, “VCIG” or the “Company”), a leading provider of business and technology consulting services, today announced that it has entered into a definitive agreement with a single fundamental institutional investor for the issuance and sale of an aggregate of 2,777,778 of its ordinary shares (or ordinary share equivalents in lieu thereof) at an offering price of $1.80 per ordinary share (or per ordinary share equivalent in lieu thereof), in a registered direct offering priced at-the-market under Nasdaq rules. The closing of the offering is expected to occur on or about October 31, 2025, subject to the satisfaction of customary closing conditions.

Rodman & Renshaw LLC is acting as the exclusive placement agent for the offering.

The aggregate gross proceeds to the Company from the offering are expected to be approximately $5,000,000, before deducting the placement agent’s fees and other offering expenses payable by the Company. The Company intends to use the net proceeds from this offering for working capital and general corporate purposes.

The securities described above are being offered and sold by the Company in a registered direct offering pursuant to a “shelf” registration statement on Form F-3 (File No. 333-279521) that was originally filed with the Securities and Exchange Commission (the “SEC”) on May 17, 2024, and became effective on May 28, 2024. The offering of the securities in the registered direct offering is being made only by means of a base prospectus and final prospectus supplement that form a part of the effective registration statement. A final prospectus supplement and accompanying base prospectus relating to, and describing the terms of, the registered direct offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. Electronic copies of the final prospectus supplement and the accompanying base prospectus relating to the registered direct offering, when available, may also be obtained by contacting Rodman & Renshaw LLC, at 600 Lexington Avenue, 32nd Floor, New York, NY 10022, by telephone at (212) 540-4440, or by email at placements@rodm.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About VCI Global Limited

VCI Global Limited is a cross-sector platform builder at the forefront of technology and financial architecture. The Company focuses on developing and scaling platforms across artificial intelligence, encrypted data infrastructure, digital treasury systems, and next-generation capital market solutions.

By integrating technology innovation with financial ecosystems, VCI Global enables enterprises, governments, and institutions to capture opportunities in the evolving digital economy. The Company’s strategy is centered on building scalable platforms that deliver resilience, efficiency, and long-term value across multiple high-growth sectors.

For more information on the Company, please log on to https://v-capital.co/.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the completion of the offering, the satisfaction of customary closing conditions related to the offering, the use of proceeds therefrom, the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements are based only on our current beliefs, expectations, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict and many of which are outside of our control. Therefore, you should not rely on any of these forward-looking statements. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including without limitation, market and other conditions, the Company’s ability to achieve profitable operations, customer acceptance of new products, the effects of the spread of coronavirus (COVID-19) and future measures taken by authorities in the countries wherein the Company has supply chain partners, the demand for the Company’s products and the Company’s customers’ economic condition, the impact of competitive products and pricing, successfully managing and, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission (“SEC”). The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update the forward-looking statements in this release, except in accordance with applicable law.

CONTACT INFORMATION:

For media queries, please contact:

VCI Global Limited

enquiries@v-capital.co